December 28, 2009

VIA EDGAR CORRESPONDENCE

The Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attn:  Chris Chase

Re:                               DG FastChannel, Inc. Registration Statement on Form S-3 File No. 333-162464

Ladies and Gentlemen:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, the undersigned, DG FastChannel, Inc. (the “Company”), hereby requests acceleration of the effective date of the Registration Statement referred to above so that it may become effective at 12:00 p.m. on Wednesday, December 30, 2009, or as soon thereafter as practicable.

In connection with the Company’s request for acceleration of the effective date of the Registration Statement referred to above, the Company, its officers and directors acknowledge the following:

•                  should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•                  the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•                  the Company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

DG FastChannel, Inc.

By:	/s/ Omar A. Choucair
	Name:	Omar A. Choucair
	Title:	Chief Financial Officer

cc:	David R. Earhart of Gardere Wynn Sewell LLP
William P. O’Neill of Latham & Watkins LLP